UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

DYNARESOURCE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

268073 10 3

(CUSIP Number)

Matthew K. Rose

1110 Post Oak Place

Westlake, Texas 76262

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268073 10 3

1.	Names of Reporting Person Golden Post Rail, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 655,361
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 655,361
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 655,361
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.2% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based upon 20,746,654 shares of the Common Stock outstanding as of September 30, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, that was filed by the Issuer with the Securities and Exchange Commission on November 2, 2022.

CUSIP No. 268073 10 3

1.	Names of Reporting Person Matthew K. Rose
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,946,840 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,946,840 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,946,840 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.2% (2)
14.	Type of Reporting Person (See Instructions) IN; HC

(1)	Includes (i) 291,479 shares of Common Stock held by Matthew K. Rose, (ii) 655,361 shares of Common Stock held by Golden Post and (iii) 2,000,000 shares of Common Stock held by MKR GRAT.
(2)

Based upon 20,746,654 shares of the Common Stock outstanding as of September 30, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, that was filed by the Issuer with the Securities and Exchange Commission on November 2, 2022.

CUSIP No. 268073 10 3

1.	Names of Reporting Person MKR 2022 Grantor Retained Annuity Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,000,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,000,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6% (1)
14.	Type of Reporting Person (See Instructions) IN; HC

(1)

Based upon 20,746,654 shares of the Common Stock outstanding as of September 30, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, that was filed by the Issuer with the Securities and Exchange Commission on November 2, 2022.

This Amendment No. 5 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of DynaResource, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended (as amended, the “Schedule 13D”), filed with the Securities and Exchange Commission (“SEC”) by Golden Post Rail, LLC, a Texas limited liability company (“Golden Post”), and Matthew K. Rose, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the SEC.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

“(a) This Schedule 13D is filed jointly by and on behalf of Golden Post Rail, LLC (“Golden Post”), Matthew K. Rose (“Mr. Rose”) and MKR 2022 Grantor Retained Annuity Trust (“MKR GRAT,” and collectively with Mr. Rose and Golden Post, the “Reporting Persons”). Mr. Rose declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”), the beneficial owner of any securities covered by this Schedule 13D.

(b) The principal address of each of the Reporting Persons is 1110 Post Oak Place, Westlake, Texas 76262.

(c) The principal business of Golden Post and Mr. Rose is purchasing, holding and selling securities and other financial instruments for investment purposes. Mr. Rose is the Manager, President, Secretary and Treasurer of Golden Post. Mr. Rose is also a member of the board of directors of each of AT&T Inc. and Fluor Corporation. Golden Post and Mr. Rose may also serve as general partner, managing member, director or executive officer of certain other entities engaged in purchasing, holding and selling of securities and other financial instruments for investment purposes. MKR GRAT is a trust created by Mr. Rose for estate planning purposes. Mr. Rose is the trustee and beneficiary of MKR GRAT.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Golden Post is organized under the laws of the State of Texas. Mr. Rose is a citizen of the United States of America. MKR GRAT is a Texas trust.”

Item 3. Source and Amount of Funds or other Consideration

Item 3 is hereby amended and supplemented as follows:

“On July 28, 2022, Golden Post distributed 2,000,000 shares of Common Stock to Mr. Rose, the sole member of Golden Post, for no consideration (the “Distribution”). Immediately following the Distribution, Mr. Rose gifted the 2,000,000 shares of Common Stock acquired in the Distribution to MKR GRAT for estate planning purposes (the “GRAT Transaction”).”

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

“The information set forth in Item 3 of this Amendment is incorporated by reference into this Item 4.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons is stated in Items 11 and 13 on the cover page(s) hereto.

The Reporting Persons declare that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such persons are, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

(b) Number of shares of Common Stock as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

As of the date hereof, the Reporting Persons do not own any shares of Common Stock other than as set forth in this Item 5.

(c) Transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, are described below:

Transaction Date	Effecting Person(s)	Shares Acquired	Price Per Share	Description of Transaction
02/07/2023	Matthew K. Rose	11,000	$2.36	Open Market Purchase

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

“In connection with the Distribution and the GRAT Transaction, Golden Post, Mr. Rose and MKR GRAT entered into an Assignment Agreement, effective July 28, 2022 (the “Assignment Agreement”), pursuant to which any and all anti-dilution rights and protections afforded to the shares of Common Stock transferred in the Distribution and the GRAT Transaction were ultimately assigned to MKR GRAT.

The foregoing description of the Assignment Agreement does not purport to be complete and is qualified in its entirety by reference to the Assignment Agreement attached as Exhibit 99.18 to this Schedule 13D, which is incorporated by reference herein.”

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits to this Schedule 13D:

Exhibit	Description of Exhibit

99.1*	Joint Filing Agreement, dated as of March 28, 2023, by and between Golden Post Rail, LLC, Matthew K. Rose and MKR 2022 Grantor Retained Annuity Trust.

99.2	Securities Purchase Agreement, dated as of May 6, 2015, by and among DynaResource, Inc., Golden Post Rail, LLC and Koy W. Diepholz, incorporated by reference to Exhibit 10.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 8, 2015.

99.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on June 29, 2015, incorporated by reference to Exhibit 3.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 7, 2015.

99.4	Promissory Note, dated as of May 6, 2015, made by DynaResource, Inc. to Golden Post Rail, LLC, incorporated by reference to Exhibit 4.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 8, 2015.

99.5	Limited Consent Agreement, effective as of June 17, 2015, by and between DynaResource, Inc. and Golden Post Rail, LLC, incorporated by reference to Exhibit 99.5 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on July 10, 2015.

99.6	Registration Rights Agreement, dated as of June 30, 2015, by and between DynaResource, Inc. and Golden Post Rail, LLC, incorporated by reference to Exhibit 4.2 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 7, 2015.

99.7	Co-Sale Agreement, dated as of June 30, 2015, by and among DynaResource, Inc., Golden Post Rail, LLC, and certain stockholder signatories thereto, incorporated by reference to Exhibit 99.7 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on July 10, 2015.

99.8	Certificate of Designations of Series C Senior Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on June 29, 2015, incorporated by reference to Exhibit 3.2 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 7, 2015.

99.9	Warrant, dated June 30, 2015, incorporated by reference to Exhibit 99.9 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on July 10, 2015.

99.10	Certificate of Increase of Series C Senior Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on May 13, 2020, incorporated by reference to Exhibit 3.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.11	Warrant, dated May 13, 2020, incorporated by reference to Exhibit 4.7 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.12	Note Purchase Agreement, dated as of May 14, 2020, by and among DynaResource, Inc., Golden Post Rail, LLC and the other parties listed on Exhibit A thereto, incorporated by reference to Exhibit 10.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.13	Convertible Promissory Note, dated May 14, 2020, incorporated by reference to Exhibit 4.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.14	Certificate of Designations of Series D Senior Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on May 13, 2020, incorporated by reference to Exhibit 3.2 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.15	Warrant, dated May 14, 2020, incorporated by reference to Exhibit 4.3 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.16	Amended and Restated Registration Rights Agreement, dated as of May 14, 2020, by and between DynaResource, Inc. and Golden Post Rail, LLC, incorporated by reference to Exhibit 4.8 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.17	Warrant Exercise Agreement, dated as of June 28, 2022, by and between DynaResource, Inc. and Golden Post Rail, LLC.

99.18*	Assignment Agreement, dated as of July 28, 2022, by and between Golden Post Rail, LLC, Matthew K. Rose and MKR 2022 Grantor Retained Annuity Trust.

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 2023	Matthew K. Rose

	By:	/s/ Matthew K. Rose
	Name:	Matthew K. Rose

Golden Post Rail, LLC

	By:	/s/ Matthew K. Rose
	Name:	Matthew K. Rose
	Title:	Manager, President, Secretary and Treasurer

MKR 2022 Grantor Retained Annuity Trust

	By:	/s/ Matthew K. Rose
	Name:	Matthew K. Rose
	Title:	Trustee